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Exhibit 99.4

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2016, Northbridge's net premiums written were Cdn$1,247.0 million. At year-end, the company had statutory equity of Cdn$1,368.4 million and there were 1,433 employees.

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2016, OdysseyRe's net premiums written were US$2,100.2 million. At year-end, the company had shareholders' equity of US$3,964.3 million and there were 958 employees.

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2016, C&F's net premiums written were US$1,801.1 million. At year-end, the company had statutory surplus of US$1,218.9 million and there were 2,243 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2016, Zenith National's net premiums written were US$819.4 million. At year-end, the company had statutory surplus of US$563.6 million and there were 1,511 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2016, Brit's net premiums written were US$1,480.2 million. At year-end, the company had shareholders' equity of US$1,148.0 million and there were 540 employees.

    Fairfax Asia

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2016, First Capital's net premiums written were SGD 209.5 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders' equity of SGD 698.5 million and there were 158 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2016, Falcon's net premiums written were HKD 433.1 million (approximately HKD 7.8 = US$1). At year-end, the company had shareholders' equity of HKD 502.5 million and there were 62 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2016, Pacific Insurance's net premiums written were MYR 155.0 million (approximately MYR 4.1 = US$1). At year-end, the company had shareholders' equity of MYR 418.5 million and there were 390 employees.

AMAG, based in Indonesia, writes all classes of general insurance in Indonesia. In 2016, AMAG's net premiums written were IDR 201.6 billion (approximately IDR 13,290.8 = US$1). At year-end, the company had shareholders' equity of IDR 2,969.7 billion and there were 781 employees. AMAG was formed from the merger of Fairfax Indonesia and AMAG (acquired in October 2016).

Union Assurance (being renamed Fairfirst Insurance), based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2016, Union Assurance's net premiums written were LKR 6,247.3 million (approximately LKR 146.1 = US$1). At year-end, the company had shareholders' equity of LKR 4,597.8 million and there were 950 employees. In 2017, Union Assurance will be merged with Fairfirst Insurance (acquired October 2016).

    Insurance and Reinsurance – Other

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2016, Fairfax Brasil's net premiums written were BRL 201.9 million (approximately BRL 3.5 = US$1). At year-end, the company had shareholders' equity of BRL 168.0 million and there were 91 employees.

Advent, based in London, England, is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2016, Advent's net premiums written were US$177.0 million. At year-end, the company had shareholders' equity of US$151.2 million and there were 115 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2016, Polish Re's net premiums written were PLN 238.7 million (approximately PLN 3.9 = US$1). At year-end, the company had shareholders' equity of PLN 310.2 million and there were 43 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2016, Group Re's net premiums written were US$140.6 million. At year-end, the Group Re companies had combined shareholders' equity of US$371.8 million.

Colonnade, based in Luxembourg, writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary and Slovakia. In 2016, Colonnade's net premiums written were US$21.9 million. At year-end, the company had shareholder's equity of US$29.8 million and there were 203 employees.

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2016, Bryte Insurance's net premiums written were ZAR 3.1 billion (approximately ZAR 14.6 = US$1). At year-end, the company had shareholders' equity of ZAR 1,791.1 million and there were 786 employees. Bryte Insurance (formerly Zurich Insurance Company South Africa Limited) was acquired in December 2016.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,739.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 270 employees in the U.S., located primarily in Manchester, New Hampshire, and 138 employees in its offices in the United Kingdom.

Other

Pethealth, based in Toronto with 443 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2016, Pethealth produced gross premiums written of Cdn$83.8 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 73%-owned Brit, 98%-owned First Capital, 85%-owned Pacific Insurance, 78%-owned Union Assurance and 80%-owned AMAG).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 34.6% interest in ICICI Lombard (an Indian property and casualty insurance company), a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 32.4% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 40.0% interest in Eurolife (a Greek life and non-life insurer), and a 7.2% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders,

2016 was the best of times, it was the worst of times, just like 1990 was 26 years ago! All our insurance groups had combined ratios below 100%, we had operating income in excess of $1 billion(1) and we announced or completed several acquisitions, including Allied World, a transformative acquisition for us! Unfortunately, the presidential election on November 8, 2016 changed the world for us, so we reacted quickly by removing all our index hedges and some of our individual short positions and reducing the duration of our fixed income portfolios to approximately one year – all of which resulted in a $1.2 billion net loss on our investments in 2016 which, in turn, resulted in a loss in 2016 of $512 million or $24.18 per share. Book value per share was reduced to $367.40, a decrease of 6.4% adjusted for the $10 per share dividend paid in 2016. This was the fourth loss we reported in 31 years. More on all of this later. Since we began 31 years ago, our book value per share has compounded by 19.4% (20.2% including dividends) per year and our stock price has followed suit at 18.6% per year.

Here's how our insurance companies did in 2016:

	Combined Ratio	Underwriting Profit
Northbridge	94.9%	46
Crum & Forster	98.2%	32
Zenith	79.7%	164
Brit	97.9%	29
OdysseyRe	88.7%	235
Fairfax Asia	86.4%	41
Other Insurance and Reinsurance	93.7%	28

Consolidated	92.5%	576

As you can see from the table, all our major insurance companies again had combined ratios less than 100% with Zenith at 79.7%, Fairfax Asia at 86.4%, OdysseyRe at 88.7%, Northbridge at 94.9%, Brit at 97.9% and Crum & Forster at 98.2%. Under Andy Barnard's oversight, our decentralized insurance operations led by Kari Van Gundy at Zenith, Mr. Athappan at Fairfax Asia, Brian Young at OdysseyRe, Silvy Wright at Northbridge, Mark Cloutier at Brit and Marc Adee at Crum & Forster had an outstanding year. Our other insurance and reinsurance operations also did well, with Fairfax Brasil having a combined ratio less than 100% for the first time since it began. With the exception of 2015, our underwriting results in 2016 were the best in our 31-year history, with underwriting profit of $576 million and a combined ratio of 92.5%. We have an extremely disciplined underwriting-focused insurance organization operating all over the world with a very entrepreneurial (i.e., decentralized) structure. I am very excited about the future of our insurance and reinsurance operations!

As has happened many times in the past, a phone call – this one from Rob Giammarco, one of the best investment bankers we know – led to a transaction we really like: on December 18, 2016, Fairfax announced an agreement for the largest and, perhaps, most significant acquisition in our history. Rob introduced us to Allied World and its CEO, Scott Carmilani. Allied World has an extraordinary track record and has been built by Scott since its founding in 2001 by AIG and other investors (Scott began his career at AIG in 1987). Its combined ratio from inception has averaged 90.7% and it has had a reserve redundancy every year for a cumulative reserve redundancy of $2.2 billion since its founding. Since the company went public in 2006, Scott has reduced the shares outstanding by 50% and through share buybacks and dividends has returned $3.3 billion to his shareholders. Allied World's average return on shareholders' equity since inception is 12%. If you combine our average return of 7% on our investment portfolio (versus Allied World's 3.9%) in the past fifteen years with the underwriting profit of Allied World, its return on shareholders' equity goes up to approximately 20%. The company writes $3.1 billion in business, and it has a major presence with the large brokers like Marsh, AON and Willis and with Fortune 1000 companies in the U.S., which is why it fits very nicely with our pre-existing businesses. Our other companies are much less active in this space. Allied World will be run by Scott in our customary decentralized style, with no changes other than what he sees fit to implement. We are not pursuing large cost synergies, as so many other organizations do upon merger or acquisition. This is the beauty of the Fairfax approach: no execution risk and no disruption. Allied World will continue to be built under Scott's vision. We are acquiring Allied World at 1.3 times book value or $54 per share for a total purchase price of $4.9 billion. The $54 per share purchase price will be funded through a pre-acquisition

(1)
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

dividend of $5 per share by Allied World, $5 per share in cash, $14 per share in Fairfax shares and $30 per share in either cash or Fairfax shares.

In addition, we were able to expand our global presence by acquiring a number of other excellent property and casualty businesses throughout the year.

During the year, we became aware that Zurich Insurance Group was looking to divest its South African operations. Mark Cloutier led a team which conducted due diligence and concluded in another successful acquisition. The company, since re-branded as Bryte Insurance, is active in both South Africa and Botswana. Africa is a continent with regions offering long term growth opportunity. Under the capable leadership of Edwyn O'Neill, Bryte will allow us to expand our presence there. Bryte writes gross premiums of over $250 million, and we welcome 800 new employees to the Fairfax family.

We also entered into an agreement with AIG to acquire its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey. In addition, we entered into an agreement to acquire certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, the Czech Republic, Hungary, Poland, Romania and Slovakia. The Presidents of each of the Latin American companies will report to Fabricio Campos, President of Fairfax Latin America, who recently joined us after 15 years with AIG. The Central and Eastern Europe business will be written out of Colonnade Insurance in Luxembourg under a branch structure with branch managers. We established Colonnade Insurance in 2015 after acquiring QBE's Central and Eastern Europe business. Colonnade is led by Peter Csakvari who has been with us for two years, following 17 years with AIG. This acquisition further strengthens our presence in Central and Eastern Europe. Both Fabricio and Peter will be supported by Bijan Khosrowshahi who has been with us for eight years, following 23 years with AIG. A big welcome to the employees of AIG who will be joining us.

Through an ongoing partnership with AIG, Fairfax will support and service AIG's multinational business in the above-mentioned countries. AIG's multinational clients will continue to experience the same seamless servicing capabilities following the transaction. We are very pleased to partner with AIG.

Through Mr. Athappan at First Capital and Fairfax Asia we were able to acquire an 80% interest in PT Asuransi Multi Artha Guna Tbk ("AMAG") led by Linda Delhaye who has been running the company for 24 years with an average combined ratio below 90% for the last ten years. AMAG is an established general insurer in Indonesia that has an excellent long term track record in the Indonesian general insurance sector. As part of the transaction we entered into a long term bancassurance agreement with Panin Bank, our partner in AMAG. Indonesia is an important emerging economy and we are delighted to strengthen our presence in this market by partnering with Panin Bank. We welcome AMAG into the Fairfax group.

A big thank you to Paul Mulvin and his hard-working team at ffh Management Services in Dublin who helped review the above South African and AIG transactions as well as our Asian and Central and Eastern European transactions in 2016.

Since we fully hedged our common stock portfolio in 2010, we have been frequently asked, as we have constantly asked ourselves, under what circumstances would we remove the hedges. Obviously, a huge sell-off in the financial markets, such as that of 2008/2009, would have led to that result, as the hedges would have performed the purpose for which they were established. What actually happened with the U.S. presidential election on November 8 was the arrival of a new administration focused on dramatically reducing corporate taxes (35% to 15% – 20%), rolling back a myriad of regulations large and small which unnecessarily impede business, and very significantly increasing much needed infrastructure spending. In our view, this should light up "animal spirits" in America and result in much higher economic growth than what has prevailed in the last eight years. This would mean, over time, that long rates will rise – thus our decision to reduce the duration of our fixed income portfolios to about one year. Higher economic growth would result, we think, in higher profits for many companies, so that even though the indices may not go up significantly, we think a value investor like us can ply our trade again with less of a concern of economic collapse. When the U.S., a $19 trillion economy, does well, the world tends to do well!

While many risks to global economic growth remain, such as protectionism, China unraveling and the euro disintegrating, we believe the chances for robust growth have significantly increased. We will remain vigilant to these and other risks, and will retain protections in place, such as the $110 billion notional amount of deflation swaps we hold, which have five and a half years yet to run. We also hold $10 billion of cash in our insurance companies, due to the liquidation of our long bond portfolio. More on all of this in our section on investments.

Here are the numbers since we were fully hedged in 2010:

	2010 – 2016 ($ billions)
Underwriting profit		1.4
Interest and dividends – insurance and reinsurance		3.0

Operating income		4.4
Run-off (excluding net gains (losses) on investments)		(0.2)
Non-insurance operations		0.4
Corporate overhead and other		(2.4)

Pre-tax income before net gains (losses) on investments		2.2
Net gains (losses) on investments, consisting of:
Hedging losses on stocks and individual companies	(4.4)
Realized and unrealized gains on stocks	2.7

Net loss on stocks	(1.7)
Net realized and unrealized gains on bonds	2.2
Net loss on CPI-linked derivatives and others	(0.5)	0

Pre-tax income		2.2
Income taxes and non-controlling interests		(0.2)

Net earnings attributable to shareholders of Fairfax		2.0

Since 2010, on a cumulative basis, we had an underwriting profit of $1.4 billion and interest and dividends of $3.0 billion, for total operating income of $4.4 billion. After runoff, non-insurance operations, and corporate overhead and other, which is mainly interest expense and non-cash intangible asset amortization, we made pre-tax income of $2.2 billion. We expect to make (and have since we began in 1985 made very substantial) net gains on investments over time, but as the result of our defensive hedging program, over the seven-year period since we implemented that program we only broke even on our investments: as the table shows, after hedging losses and gains on common stocks, we lost $1.7 billion on stocks and $0.5 billion primarily on our deflation swaps, which was totally offset by $2.2 billion of gains on bonds. Our bond gains and stock gains absorbed the losses on hedges and deflation swaps. We took on the hedges and deflation swaps to protect ourselves from all of the risks that we discussed in our previous Annual Reports: as we said to you many times, we wanted to protect capital first before making a return. As it turned out, it was very costly protection!

So why do we think intrinsic value of the company has increased?

During this time period, we asked Andy Barnard to oversee all of our insurance operations and the results have been spectacular. We made cumulative underwriting profits of $1.4 billion with an average combined ratio of 96.8%, with excellent reserving, in spite of the largest catastrophe losses in our history in 2011. Through acquisitions and through internal means, our gross premiums almost doubled from $5.1 billion in 2009 to $9.5 billion in 2016, and our investment portfolios expanded from $20.1 billion in 2009 to $27.3 billion in 2016.

So we have built a widely diversified, extremely disciplined, underwriting-focused insurance operation that should stand us in good stead in the years to come.

During this period, we have also built our Indian operations through Thomas Cook and Fairfax India. Our investment in India totals approximately $5 billion (about $2.9 billion for our own account) and our investee companies in India employ approximately 250,000 people. And we have just begun! By the way, our Thomas Cook investment, which cost us $250 million, now has a market value of $691 million (you will not see that gain in our numbers since Thomas Cook is consolidated).

Also during this period, we built Cara (system sales of Cdn$2.0 billion) to be the third largest restaurant company in Canada, next to Tim Hortons (system sales of Cdn$7.2 billion) and McDonalds (system sales of Cdn$4.5 billion). And Bill Gregson, who runs Cara, has also just begun. We invested Cdn$157 million in Cara in 2013 and Cdn$100 million in 2016 to help finance the St. Hubert acquisition. At year-end, our investment in Cara was valued at Cdn$582 million.

Of course, this does not include all our other non-insurance operations that are doing well, like The Keg, Boat Rocker, Sporting Life, Praktiker and Golf Town.

The biggest strength of Fairfax continues to be its fair and friendly culture operating ethically in a highly decentralized and entrepreneurial structure. Companies in the insurance business worldwide (like Allied World and AMAG) and in other industries (like Thomas Cook and Cara), as well as management talent, are attracted to Fairfax's culture and structure. This is a huge reason why our intrinsic value will continue to be significantly in excess of book value! I know, I know, profits will help!! And believe me, we are focused on replicating the investment performance which we achieved over many years so that we can again deliver attractive returns for you, our patient and loyal shareholders.

Let me highlight for you the extraordinary success stories of our three longest held insurance companies:

Recently OdysseyRe celebrated its 20th anniversary as a Fairfax company. It is an extraordinary story! It all began in late 1995 when Jim Dowd called me offering to sell Skandia Canada. He didn't think we were big enough to afford Skandia U.S. After examining our balance sheet, Rick Salsberg, Jim and I flew to Stockholm and purchased Skandia U.S., which had a book value of $314 million(1) and net premiums of $201 million, for $228 million. Jim changed Skandia U.S.'s name to OdysseyRe and we both enticed Andy Barnard to join OdysseyRe. Even before Andy joined in July 1996, CTR, a reinsurance company based in Paris with operations in Asia through its office in Singapore, was desperately being sold by its owner, GAN. It was a great fit available at a great price – but Andy had yet to join us!! I asked Andy if we should do it, and without hesitation he said yes! With the addition of TIG Re in 1999 and the expansion of Hudson in 2002, OdysseyRe was on its way. It hit rough waters in 2000 as it lost its S&P A- rating, went public in June 2001 to regain the rating, tripled its premiums in the hard markets of 2002-2006 and went private in 2009. The public shareholders of OdysseyRe had an extraordinary ride and return – the price per share went from $18 to $65, a compound rate of return of 17.3% during that eight-year span.

(1)
All dollar amounts in this paragraph and the next four paragraphs are derived from accounts prepared on a US GAAP basis.

In 2011, Andy passed the CEO title on to Brian Young, who was his COO and had joined OdysseyRe with Andy in 1996.

Here is OdysseyRe's 20-year cumulative record from inception in 1996 through 2016:

Gross premiums written	$40 billion
Net premiums written	35 billion
Combined ratio	97%
Underwriting profit	876 million
Interest and dividends	4.2 billion
Net gains	2.2 billion
Net earnings	4.6 billion
Cumulative capital returned(*)	1.6 billion
(*)
Dividends paid and share buybacks less capital contributions

Over the 20 years, OdysseyRe's gross premiums increased from $214 million to $2.4 billion, its investment portfolio increased from $1.1 billion to $7.8 billion, and its common equity increased from $289 million to $3.8 billion, after returning cumulative capital of $1.6 billion. As the table shows, over 20 years OdysseyRe had a cumulative underwriting profit of $876 million, interest and dividends of $4.2 billion and net gains of $2.2 billion, for pre-tax income of $7.0 billion and net earnings of $4.6 billion. These earnings helped fund Fairfax's success over the past 20 years. Also, over the past 20 years OdysseyRe has returned capital of $1.6 billion, which includes dividends paid and share buybacks less capital contributions.

In spite of exposures to huge catastrophes, OdysseyRe lost money in only three years; 2001 ($48 million), 2005 ($116 million) and 2011 ($66 million). On the other hand, OdysseyRe made $508 million in 2006, $596 million in 2007, $550 million in 2008 and $591 million in 2014. It had a cumulative reserve redundancy of only $358 million over the 20 years, since its $1.7 billion in reserve redundancies in business written since 2001 was significantly offset by reserve deficiencies in business inherited from TIG Re and Skandia Re. A major strength of OdysseyRe (a common feature of Fairfax companies) is the continuity of its management personnel: it has had only two CEOs in the past 20 years, and of the 20 executives attending OdysseyRe's 20th anniversary celebration, 13 had been with OdysseyRe for more than 15 years. OdysseyRe today is a great company, providing outstanding service to its customers, caring for its employees, achieving underwriting profit and reinvesting in the communities where it does business. It is a wonderful story of long term success, led by two outstanding leaders, Andy Barnard and Brian Young.

The Northbridge story ("our story") begins with the purchase in 1985 of an almost bankrupt Canadian trucking insurance company, Markel Insurance, for $10 million(1), followed by Federated in 1989 for $29 million, Commonwealth in 1990 for $58 million and Lombard in 1994 for $155 million, for a total investment of $252 million. Northbridge was created in 2003 and listed on the TSX at $15 per share, and was taken private at $39 per share in 2009. Today, Northbridge is the third largest commercial lines insurer in Canada. We have had outstanding management over the last 31 years at Northbridge and all four of its original constituent companies, and we are very fortunate that Silvy Wright, who has been with us for 22 years, has been running Northbridge for the last six years.

Of course, Northbridge's record since we began in 1985 is also very impressive and was the "golden goose" that propelled our expansion. Over the 31 years from inception in 1985 through 2016, Northbridge's gross premiums increased from $23 million to $1.4 billion, its investment portfolio increased from $33 million to $3.9 billion, and its common equity increased from $10 million to $1.9 billion, after returning cumulative capital of $500 million.

Here is Northbridge's 31-year cumulative record from inception in 1985 through 2016:

Gross premiums written	$31 billion
Net premiums written	21 billion
Combined ratio	99.8%
Underwriting profit	38 million
Interest and dividends	1.9 billion
Net gains	1.2 billion
Net earnings	2.0 billion
Cumulative capital returned(*)	500 million
(*)
Dividends paid and share buybacks less capital contributions

The track record speaks for itself. From an almost bankrupt trucking insurance company in 1985 with premiums of $23 million, we built the third largest commercial lines insurer in Canada with $1.4 billion in gross premiums, a $3.9 billion investment portfolio and a compound growth in book value over 31 years of 19% per year. The cost of our float over 31 years was zero. Over those 31 years, Northbridge has had a cumulative reserve redundancy of over $800 million and has returned capital of $500 million, which includes dividends paid and share buybacks less capital contributions. And there's more to come from Silvy and her team!

Finally, I want to share with you the Crum & Forster story that began in late 1998, when we acquired Crum for $680 million. Crum then acquired Seneca in 2000 for $65 million, the renewal rights of Fairmont from TIG in 2006, and First Mercury in 2011 for $294 million, and subsequently made smaller investments in the Redwoods Group, Travel Insured, Brownyard Programs and Trinity Risk.

We have had outstanding management at Crum over the years, and are very fortunate to have Marc Adee, who has been with Crum and Fairfax for 16 years, running the company.

Over the 18 years from inception in 1998 through 2016, Crum's gross premiums increased from $876 million to $2.1 billion, its investment portfolio increased from $3.3 billion to $4.0 billion, and its common equity increased from $774 million to $1.6 billion, after returning cumulative capital of $1.6 billion.

(1)
All dollar amounts in this paragraph and the next three paragraphs are in Canadian dollars.

Here is Crum's 18-year cumulative track record from inception in 1998 through 2016:

Gross premiums written	$22 billion
Net premiums written	18 billion
Combined ratio	105%
Underwriting profit (loss)	(855) million
Interest and dividends	1.5 billion
Net gains	2.3 billion
Net earnings	1.9 billion
Cumulative capital returned(*)	1.6 billion
(*)
Dividends paid and share buybacks less capital contributions

The track record again speaks for itself. Over 18 years, net premiums have more than doubled, while common shareholders' equity expanded from $774 million to $1.6 billion, after returning capital of $1.6 billion, which includes dividends paid and share buybacks less capital contributions. Even though the combined ratio since inception has been 105%, in the last three years it has been 98%. Crum has paid us the most dividends of all our insurance companies. With Marc Adee, Crum is in good hands.

Cara began 2016 with over 1,000 restaurants across Canada (the third largest restaurant group after Tim Hortons and McDonalds) and closed 2016 with over 1,200 restaurants. Bill Gregson and Ken Grondin and their team continue to grow the business organically but they also made a couple of notable acquisitions, one in Quebec and the other in Western Canada, both areas where Cara had no significant market presence. In Quebec, Cara acquired the leading full service restaurant group in the province, St. Hubert, from its legendary entrepreneurial founder Jean-Pierre Léger, who had grown the family business from humble beginnings in 1951. St. Hubert is known for its fantastic chicken and sauce and has over 115 restaurants and $620 million(1) in system sales. In addition, St. Hubert has a tremendous retail food manufacturing business that is expected to provide Cara with significant growth opportunities. The St. Hubert business continues to be run independently in Quebec and Jean-Pierre continues to advise Cara and is a Cara shareholder. In Western Canada, Cara acquired the Original Joe's group, comprised of 100 restaurants with system sales of $250 million, which will continue to be run by its founder Derek Doke and his team. In addition to these acquisitions, Cara's business continues to grow organically. One standout has been Warren Price and his team at New York Fries who have been growing same restaurant sales while at the same time expanding the number of restaurants, including internationally. Cara's earnings have continued to grow, from $9.9 million in 2014 to $67.2 million in 2015 and $96.0 million in 2016. The Cara team continues to watch for accretive acquisition opportunities, but when none present themselves they will focus on debt reduction and share buybacks with excess free cash flow. We helped to finance the acquisition of St. Hubert and now own approximately 23.3 million Cara shares representing a 39% equity and 57% voting interest.

Business at The Keg with our partner, David Aisenstat, and his team, Neil Maclean, Doug Smith and Jamie Henderson, continues to be excellent. The Keg had its best year ever in 2016 from organic revenue growth, leading to total system sales of nearly Cdn$600 million. Food costs, particularly beef, have continued to climb in Canada but despite these increased costs, The Keg continues to bring in record numbers of guests with its consistently great food and stellar customer service.

Our partner, Mark McEwan, continued to grow The McEwan Group and the McEwan brand with an entrepreneurial, customer service focus we look for in each of our business partners. Our investment is relatively small, but Mark grew the business profitably in 2016.

In addition to our restaurant business, we recently invested in craft spirit brands in partnership with our good friend David Sokol and the management team led by Andrew Chrisomalis at Davos Brands. Based in New York, the globally distributed craft spirits in the Davos stable include TYKU Sake, Aviation Gin, Sombra Mezcal and Astral Tequila.

Our partners at Sporting Life continued to do a fantastic job despite the retirement of their long-time partner and friend, Brian McGrath. Brian, of course, funded them when they began 38 years ago. David and Patti Russell and we at Fairfax owe much to Brian and we salute him for the fantastic business he helped to create and for allowing Fairfax to join the partnership. David and Patti have continued to drive expansion, and revenue growth has continued along with increased margins. The Sporting Life brand continues to grow in value, driven by the team's unrelenting customer service focus.

Despite continued headwinds in their retail category, Mark Halpern and his team at Kitchen Stuff Plus have grown their business and increased profitability. Mark is relentless on costs but has also found ways to expand creatively and profitably.

(1)
Dollar amounts in this paragraph are in Canadian dollars.

Last year William Ashley and its President, Jackie Chiesa, moved to a new warehouse location and this year they moved their iconic retail store to a new location at 131 Bloor Street West in Toronto, down the street from the previous location. We trust the retail location move will be as successful as was the move of their iconic holiday warehouse sale.

Sean Smith, Alan Maresky, Mike Wallace and Michelle Cole and the entire team at Pethealth continue to grow and revitalize their business. With Pethealth software in nearly 2,000 animal shelters and 1,500 veterinary clinics in the

U.S. and Canada, the business continues to see meaningful opportunity assisting pets and their owners with adoption, recovery and health insurance.

David Fortier, Ivan Schneeberg and John Young continued to grow the Boat Rocker Media business and made several content acquisitions, including Jam Filled Entertainment and Radical Sheep Productions. The company has grown from Cdn$90 million in production volume in 2015 to Cdn$115 million in 2016 and has been profitable since inception ten years ago.

The team at Boat Rocker also brought Fairfax to a great Canadian-based out-of-home media advertising company, Rouge Media, founded in 2003 by Martin Poitras and his wife Alison Jacobs. Fairfax invested in control of Rouge Media and backed the team in an expansion to create the largest on-campus university media network in North America, with dedicated hubs in over 550 universities.

We also partnered with Michael MacMillan and his team at Blue Ant Media through a Cdn$42 million investment in debt and warrants. Blue Ant is a media content and distribution company with brands such as Love Nature, one of the world's largest libraries of 4K wildlife and nature content. Michael is very well known for winning an Oscar at the age of 27 and then going on to merge his film production business in 1998 to create Alliance Atlantis, the producer of the hit series CSI: Crime Scene Investigation, which was sold to CanWest and Goldman Sachs in 2007 for Cdn$2.3 billion. We trust that Michael and his team will have similar success with Blue Ant!

Near the end of the year, we partnered with CI Financial to purchase the Golf Town business out of bankruptcy. Bill Gregson has agreed to be the Chairman with Chad McKinnon, President and his team running the business. With this excellent team and the many dedicated employees in 48 locations across Canada, we believe this business will be restored to its former glory as the preeminent location, in-store and online, to find anything for golf.

Also, early in 2017 we partnered with Paul Desmarais III and his excellent team at Sagard Capital to purchase Performance Sports. Performance Sports is the owner of the leading names in hockey, baseball and lacrosse equipment: Bauer, Easton and Cascade.

Fairfax continued to expand the role of its innovation group, FairVentures, led by Gerry McGuire, who has been with Fairfax for 15 years. FairVentures is focused on identifying innovations and technologies that may disrupt the Fairfax group businesses. Gerry works closely with a dedicated team in Toronto, Dave Kruis and his wonderful team at the FairVentures Innovation Lab at Communitech near the University of Waterloo and Davidson Pattiz and the many bright minds from across the Fairfax group in the Fairfax Innovation Working Group. Dave was responsible for identifying two new partnerships for us, with Paul Donald and his company, EnCircle, and with Kevin Forestell and his company, DOZR.

Fairfax India has just completed its second year in business. Under Chandran Ratnaswami's leadership, with Jennifer Allen as Chief Financial Officer (John Varnell passed the CFO title on to Jennifer in the middle of the year) and Harsha Raghavan and his management team at Fairbridge, Fairfax India has made or announced eight investments. All of these investments are in companies with great track records and run by honest, exceptional CEOs with a long term focus. The table below shows these investments:

Company	% Interest Purchased	Amount Invested	CEO
National Collateral Management	88%	149	Sanjay Kaul
Privi Organics	51%	55	Mahesh Babani
National Stock Exchange	1%	27	Vikram Limaye
Bangalore International Airport	38%	379	Hari Marar
Sanmar Chemicals Group	30%	300	N. Sankar
Saurashtra Freight	51%	30	Raghav Agarwalla
IIFL Holdings	27%	277	Nirmal Jain
Adi Finechem	45%	19	Nahoosh Jariwala

		1,236

All of these investments were purchased at approximately ten times normalized free cash flow or less. While the net asset value of Fairfax India increased to $10.25 per share, the underlying intrinsic value is significantly higher. For example, we first purchased IIFL Holdings for Fairfax India at 195 rupees per share in 2015, adding more at 319 rupees per share, and the stock is selling at about 364 rupees per share. In spite of a 15.4% return on equity and a 26.0% annual growth in book value per share over the past ten years, IIFL is selling at a price earnings ratio of only 14 times expected earnings. Its founder and CEO, Nirmal Jain, is an outstanding entrepreneur. All of the companies listed above have similar characteristics. The potential for all of them is very significant, and we look forward to a mutually rewarding relationship with them. Please read Fairfax India's Annual Report for more details.

It has been about four years since we invested in Thomas Cook and its subsidiaries. We initially invested $172.7 million, purchasing shares from Thomas Cook U.K. and others at approximately 52 rupees per share.

Since that time, Thomas Cook has acquired Kuoni and Luxe Asia for $81 million to become the leader by a wide margin in high-end travel to and from India, with travel operations also in Hong Kong and Sri Lanka. Free cash flow generated from these operations has in the last four years amounted to $129.8 million, with an average annual cash return on net assets since purchase of 12.8%. Excellent performance by Madhavan Menon, the Chairman and CEO of Thomas Cook.

Thomas Cook also acquired Quess in May 2013 for $47 million and Sterling Resorts for cash and shares of $140 million, both separately managed, by Ajit Isaac and Ramesh Ramanathan respectively. We invested $81 million in Thomas Cook shares at 80 rupees per share to finance the acquisition of Sterling, taking our total average cost to 59 rupees per share.

It was a difficult year for Sterling Resorts. While revenues grew by 23%, driven largely by room sales to non-members, a large one-time provision for receivables ($12.6 million) and higher resort level expenses ($5.5 million) resulted in a net loss for the year of $17.8 million. Vacation ownership is a product that has been traditionally sold with low upfront payments and generous payment options and this has resulted in large delinquencies of receivables that have now been completely written off. New sales policies, that at signing require large non-refundable down payments, have been implemented and as a result only buyers who have a high probability of completing the sale are being signed up. Early indications are that the new policies are working. With these new policies, in combination with new cost savings initiatives and an improving economy, we fully expect Sterling to return to profitability under the leadership of Ramesh Ramanathan.

Ajit Isaac and Quess again had an outstanding year, with revenue growing 26% and net earnings 22%. The growth was driven by increases in headcount of 30% in the People and Services business and 23% in Global Technology Solutions and the sustained turnaround of MFX and Brainhunter in North America.

As mentioned earlier, in May 2013, through Thomas Cook, we acquired 77% of Quess (then called Ikya) for $47 million, thereby valuing the entire company at $60 million. In July 2016, Quess raised $60 million by selling 10% in an IPO, valuing the company at $600 million! It was one of the most successful IPOs in India in the last ten years and the issue was over a hundred times oversubscribed. The stock is currently trading at a market value of $1.2 billion. Ajit is not sitting on his laurels! In 2016 he announced five smaller but accretive acquisitions. In November he announced a major acquisition: Quess entered into agreements to acquire the facility management and catering businesses of Manipal Integrated Services. The Manipal group, run by Ranjan Pai, is a major player in the healthcare and education business in India. This very significant and accretive acquisition will enable Quess to strengthen its market leading position in integrated facility management services in India while at the same time helping it gain entry into this business in the healthcare and education sectors.

Book value per share of Thomas Cook has grown from 21 rupees in 2012 to 65 rupees, up 210% over four years. With Quess at market value, Thomas Cook's book value per share at year-end was 200 rupees, an increase of 847% in four years. We are very excited about Thomas Cook and its prospects in India.

Under Madhavan's leadership, we set up our Fairfax India Foundation in 2016 to channel our charitable efforts in that country. Our focus will be education and medical care.

In last year's Annual Report we discussed a number of acquisitions we entered into in 2015. I am happy to say they continue to perform very well.

We agreed to acquire 80% of Eurolife, which closed this past August. At closing, OMERS purchased 40% of Eurolife to help us finance this acquisition. Eurolife, led by Alex Sarrigeorgiou, had an outstanding year in 2016, writing €496 million of premium, achieving a non-life combined ratio of 55% and producing €68 million of net income. Given our 40% ownership, Eurolife is equity accounted in our financial statements.

In April 2015 Crum & Forster purchased The Redwoods Group. In 2016 Redwoods, led by Kevin Trapani, had $43 million of net premiums written and a combined ratio of 97.9%.

In October 2015 Crum & Forster purchased Travel Insured International. In 2016 TII, led by Jon Gehris, had $54 million of net premiums written and a combined ratio of 91.8%.

In 2015 Brit purchased 50% of Ambridge Partners, one of the world's leading managing general agencies of transactional insurance products. In 2016 Ambridge produced gross premiums written of $32 million for Brit at a combined ratio well below 100%.

In 2015 Fairfax invested €70 million into FBD Group through a ten-year convertible bond with a 7% coupon and a conversion price of €8.50 per share. FBD is a leader in farm insurance in Ireland. After a number of difficult years FBD had a good year in 2016, with €312 million of net premiums written (flat versus 2015) and a combined ratio of 99% (versus 140% in 2015). The fair value of our convertible bond has increased modestly to €73 million and the share price has gone up from €6.61 at the end of 2015 to €6.89 at the end of 2016: more recently the shares have traded as high as €8.40.

We continue to hold our 7.2% stake in Africa Re. As we said last year, Africa Re provides us with a great introduction to a continent where we are currently expanding our business. In 2016, Africa Re is expected to have a combined ratio in the low 90s.

In 2015 we acquired a 35% strategic investment in BIC Insurance, the insurance subsidiary of the second largest bank in Vietnam, BIDV Bank. In 2016 BIC had $50 million in net premiums written and a combined ratio of 100.5%.

In 2015 we purchased a 78% ownership position in Union Assurance in Sri Lanka. In 2016 we closed the acquisition of Asian Alliance General Insurance Limited, another small insurance company in Sri Lanka. On a combined basis, the companies (to be renamed Fairfirst Insurance) will be the third largest non-life company in Sri Lanka. In 2016 the combined company had net premiums written of $43 million and, despite some of the worst flooding in more than 25 years, a combined ratio of 105%.

Joe DeVito, Pat Corydon and Gary Miller have recently retired from Baldwin & Lyons and we are happy to say they have joined Fairfax. Joe and his team have enjoyed long term success (over 35 years) in the underwriting and management of transportation and related risks. They have now formed a transportation program manager for marketing, underwriting and claims management with authority on behalf of Crum under the name of DMC Insurance. Joe will work closely with Marc Adee and the team at Crum.

A summary of our 2016 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Long equity exposures	(184.2)	79.5	(104.7)
Equity hedges and short equity exposures	(2,634.8)	1,441.9	(1,192.9)

Net equity exposures	(2,819.0)	1,521.4	(1,297.6)
Bonds	648.7	(326.0)	322.7
CPI-linked derivatives	–	(196.2)	(196.2)
Other	98.9	(131.4)	(32.5)

Total	(2,071.4)	867.8	(1,203.6)

The table shows the realized gains and losses for the year and, separately, the unrealized fluctuations in the market value of our investments. When we removed our hedges near the end of 2016, we realized a loss of $2.6 billion in 2016, but that included $1.6 billion which had gone through our statements in prior years. As discussed earlier, since 2010 we have had $4.4 billion of cumulative net hedging losses and $0.5 billion of unrealized losses on deflation swaps (which we still hold), offset entirely by net gains on stocks of $2.7 billion and net gains on bonds of $2.2 billion. The volatility of our earnings caused by our hedges and long bond portfolios is over – and as I said earlier, we are focused on once again producing excellent investment returns.

In spite of 2016, our cumulative net realized and unrealized gains since we began in 1985 have amounted to $10.2 billion. As we have mentioned many times, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as I have emphasized every year, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2016:

	Earnings (Loss) per Share	Book Value per Share
December 31, 2015		$403
First quarter	$(2.76)	399
Second quarter	9.58	406
Third quarter	(0.42)	407
Fourth quarter	(30.77)	367

John Chen recently completed three years since he took over as CEO of BlackBerry in November 2013. Since that time, John has brought the company to breakeven on a cash flow and earnings basis. His confidence is reflected in the fact that he retired $645 million of the $1.25 billion of outstanding 6% convertible debentures and replaced the rest with 3 3/4% convertible debentures, non-callable for four years. We rolled our $500 million of 6% debentures after collecting a 4% early redemption fee. During the year, John got out of the manufacturing of smart phone devices and replaced it with licensing arrangements beginning in Indonesia, then China (TCL Communications) and then India (Optimus Infrastructure). These arrangements result in BlackBerry receiving a royalty payment for each phone sold for its BlackBerry software and name. BlackBerry continues to be the gold standard for security for mobile devices. John continues to work on leveraging this capability while expanding BlackBerry's enterprise business, the Internet of Things (BlackBerry Radar) and QNX. Recently 451 Research came out with a report on BlackBerry – "BlackBerry is Back". Worth reading. We continue to bet on John!

Richie Boucher at the Bank of Ireland had another outstanding year in 2016 as the Bank earned €793 million. In 2016, the Bank continued to improve: non-performing loans fell by €4.1 billion (34%); pre-tax profit exceeded €1 billion for the second straight year; the pension deficit narrowed to €0.45 billion (from €1.19 billion); the CET1 ratio improved from 12.9% to 14.2%; and the Bank was number one or number two in every major product line in Ireland. Bank of Ireland is on firm footing and is poised to benefit from Ireland's recovering economy – estimated GDP growth in 2016 was 5.2% and unemployment is projected to fall to 6.8% in 2017.

We purchased 2.8 billion shares of Bank of Ireland stock in late 2011 at 10 euro cents per share. As of today, we have sold 85% of our position at 32 euro cents per share, for a total realized and unrealized gain of approximately $806 million. Richie has produced outstanding results for us and we are fortunate that he consented to join the Eurobank Board. Bank of Ireland is expected to announce its first dividend in the last eight years in 2017!

The table below shows our investments in Greece:

	December 31, 2016
	Cost	Fair Value
Eurobank Ergasias	926.7	246.1
Mytilineos	35.5	44.6
Grivalia Properties*	295.9	332.4
Praktiker and Other	18.9	25.5

	1,277.0	648.6

Percent decline	(49)%
*
Under the equity method of accounting

Greece's economy and inflation stabilized in 2016 and unemployment came down to 23% from 28% at its high in July 2013. Capital controls and lingering disagreements between the EU institutions and the IMF on key issues related to Greece's bailout program continue to keep the markets at depressed levels. It is now three years since we first made our investment in Eurobank. Our investment is down 73% from cost but the bank continues to do well. It earned €192 million during the first three quarters of 2016 and provisions for loan losses are down 75%. Fokion Karavias, its CEO, and Nikos Karamouzis, its Chairman continue to do an exceptional job under difficult conditions.

The stock trades around 60 euro cents, while book value per share is €2.55 and our cost per share is €2.20. Eurobank's market value is only €1.3 billion even though its total assets are €68 billion and its shareholders' equity is €5.6 billion. Hope springs eternal!

George Chryssikos, CEO of Grivalia, continues to build the company by buying first class commercial properties at discounted prices (not unlike our experience in Dublin with Kennedy Wilson), while Evangelos Mytilineos, and Ioannis Selalmazidis at Praktiker, continue to build their companies. Grivalia is buying a retail portfolio of 16 supermarkets in prime residential neighborhoods, with a 10% cash on cash yield, for €16.2 million at a deep discount to replacement cost, a portfolio that Grivalia had sold in 2005 for €68.5 million! Stock prices in Greece are very depressed! The whole Greek stock market is valued at $42 billion (not much more than the current market value of Snap!), down 78% from its high in 2007, and on average is selling at 50% of book value, while the shares of the four large banks, including Eurobank, are selling below 0.3 times book value. Greece should see better days in the future.

Arbor Memorial, which we helped the Scanlan family take private in 2012, continues to do well. Brian Snowden and the Scanlan family have proven to be great partners. It is one industry that is not going to be disrupted!

We have invested $692 million in real estate investments with Kennedy Wilson over the last seven years. Through sales of real estate and mortgage loans, as well as refinancings, we have received distributions of $645 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $47 million, and that investment is probably worth about $284 million. Annual net investment income from these real estate investments amounts to $12 million. Also, we continue to own 10.7% of Kennedy Wilson (12.3 million shares): our cost was $11.10 per share, and the shares are currently trading at about $22. A big thank you to Bill McMorrow and his team at Kennedy Wilson.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	+10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
1985-2016 (compound annual growth)	+19.4	+18.6

As our book value is reported in U.S. dollars and our stock trades in Canadian dollars, the weak Canadian dollar in the last four years has resulted in our stock price going up faster than our book value. When we began, our stock price was Cdn$3.25 and our book value per share was US$1.52, with 1 Canadian dollar equal to U.S. 75 cents. At that exchange rate, the compound annual growth in our book value per share and our stock price would have been the same at the end of 2016 if our stock price had been about Cdn$790 per share.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2016 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio				Change in Net Premiums Written
	2016	2015		2014	2016
Northbridge	94.9%	91.8%		95.5%	6.3%	(2)
Crum & Forster	98.2%	97.7%		99.8%	8.5%
Zenith	79.7%	82.5%		87.5%	4.3%
Brit	97.9%	94.9%	(1)	–	–
OdysseyRe	88.7%	84.7%		84.7%	0.2%
Fairfax Asia	86.4%	87.9%		86.7%	9.9%
Other Insurance and Reinsurance	93.7%	89.6%		94.7%	(6.4)%

Consolidated	92.5%	89.9%		90.8%	3.8%	(3)

(1)
For the period since its acquisition on June 5, 2015

(2)
An increase of 10.1% in Canadian dollars

(3)
Insurance and reinsurance operations excluding Brit

Despite experiencing one of the most severe catastrophe losses in Canadian history, the Fort McMurray wildfires, Northbridge produced a solid combined ratio of 94.9% in 2016. Over the years, Northbridge has displayed a record of reserving excellence, and last year was no exception. Its underwriting profit of $46 million benefited from strong reserve releases from the past. Net premiums were up 10% in the year (in Canadian dollars), driven by strong brand recognition, superior customer service and the development of new distribution channels. Northbridge has flourished under Silvy Wright's leadership. She and her colleagues are well-positioned to continue the positive results.

After having successfully engineered its transformation into a leading specialty insurer, Crum & Forster posted its third straight year of underwriting profit. As profitable new business comes on line, we expect the 98.2% combined ratio in 2016 can move further into the black in the years ahead. Marc Adee and his team grew their net premiums by 8.5% last year, principally in the A & H segment and due to several bolt-on acquisitions in various niches.

Zenith, under the guidance of Kari Van Gundy, posted an outstanding combined ratio of 79.7%, generating an underwriting profit of $164 million. Zenith is a great example of the Fairfax style in practice. During the early years of our ownership, the company's underwriting results suffered under the weight of an elevated expense ratio. Rather than force massive cuts to bring down expense, we exercised patience and supported Zenith's strategy. We are being rewarded in spades! Today, we do not think there is another worker's compensation specialist that can rival the expertise Zenith brings to bear on this very complex line of business.

In its second year since its acquisition by Fairfax, Brit produced a combined ratio of 97.9%, up modestly over 2015 due to increased catastrophe losses. The increased use of reinsurance and heightened discipline in the most challenging market segments led to a decline in net premiums of 9.2% year over year. Entering 2017, Mark Cloutier has passed the CEO role to long term Brit underwriting captain, Matthew Wilson. Mark will remain as Executive Chairman, and will assist us in other areas of the Fairfax group where his long experience and judgment will come in handy.

Brian Young and the crew at OdysseyRe put up another exceptional performance, with a combined ratio of 88.7%. This is the fifth consecutive year that OdysseyRe has produced a combined ratio below 90%, resulting in $235 million of underwriting profit. Within OdysseyRe, its specialty insurer, Hudson, is approaching the $1 billion mark in gross premiums, and itself produced a combined ratio in the mid-90s. OdysseyRe's strong reserve position remains a major plus, and its wide diversification of business sets it up to thrive going forward.

From Singapore, Mr. Athappan directed Fairfax Asia to another outstanding year. Its combined ratio of 86.4% generated an underwriting profit of $41 million. Led by our flagship First Capital in Singapore, Fairfax Asia continues to expand its regional footprint through acquisitions, most recently in Indonesia. We now have subsidiaries operating in Singapore, Hong Kong, Malaysia, Sri Lanka and Indonesia. In addition to our minority position in ICICI Lombard, we also have influential positions in insurance companies in China, Thailand and Vietnam. Fairfax Asia features excellent leadership at all of its companies: Mr. Athappan at Fairfax Asia and First Capital, Gobi Athappan at Fairfax Asia and Pacific Insurance, Cody Hui at Falcon Insurance, Sanjeev Jha at Fairfirst Insurance in Sri Lanka (formerly Union Assurance) and Linda Delhaye at AMAG. Sam Chan and Paul Mulvin have been instrumental in our growth throughout the region, working of course with Mr. Athappan. We are pleased with the number of platforms we have assembled and we see vast opportunity in Asia in the years and decades ahead.

Grouped in our Other Segment, we have Advent at Lloyds, Fairfax Brasil, Colonnade (Central and Eastern Europe) and Polish Re. These operations are led by Nigel Fitzgerald, Bruno Camargo, Peter Csakvari and Monika Wozniak-Makarska respectively. New to the group is the former Zurich South African business, newly renamed Bryte Insurance, led by Edwyn O'Neill. We look forward to Edwyn's contribution in 2017.

Our partnership in Gulf Insurance Group of Kuwait was again rewarding in 2016, as the various companies of Gulf combined to produce another combined ratio in the mid-90s. Bijan Khosrowshahi has been instrumental in managing our relationship with Gulf, working closely with Khaled Saoud Al-Hassan, Gulf's excellent CEO.

Finally, we were delighted in 2016 to bring into the Fairfax family Eurolife, a Greek company writing both life and P & C products. Eurolife is led by Alex Sarrigeorgiou, and has produced excellent results in both segments.

The table below shows you our international operations as at December 31, 2016:

					Fairfax Share
	Shareholders' Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Shareholders' Equity	Gross Premiums Written
Consolidated
Brit	1,664	1,912	3,900	73%	1,206	1,386
First Capital (Singapore)	484	393	687	98%	473	384
Bryte Insurance (South Africa)(1)	131	269	226	100%	131	269
Advent	151	258	482	100%	151	258
Fairfax Brasil	52	145	131	100%	52	145
Polish Re	74	67	180	100%	74	67
Colonnade (Central and Eastern Europe)	30	24	33	100%	30	24
Pacific Insurance (Malaysia)	93	119	130	85%	79	101
Falcon Insurance (Hong Kong)	65	69	138	100%	65	69
Fairfirst Insurance (Sri Lanka)(1)	31	64	44	78%	24	50
AMAG (Indonesia)(1)	220	105	121	80%	176	84

	2,995	3,425	6,072		2,461	2,837

Non-consolidated
ICICI Lombard (India)(2)	541	1,443	2,058	35%	187	499
Alltrust Insurance (China)(2)	376	968	855	15%	56	145
Gulf Insurance (Middle East)	264	705	716	41%	109	292
Eurolife (Greece)	421	549	2,354	40%	168	220
BIC (Vietnam)(2)	90	79	136	35%	32	28
Falcon Insurance (Thailand)	16	49	39	41%	7	20

	1,708	3,793	6,158		559	1,204

Total International Operations	4,703	7,218	12,230		3,020	4,041

(1)
Full year 2016 premium

(2)
As at and for the 12 months ended September 30, 2016

As I mentioned to you last year, there is much opportunity for growth in these countries as insurance is very underpenetrated in most of them. For example, in the United States, non-life premiums as a percentage of GDP is 4.2%, while in most of the above countries where we write business it is less than 2%, and in some cases less than 1%. We are excited about this growth opportunity.

All of our companies are well capitalized, as shown in the table below:

	As at and for the Year Ended December 31, 2016
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,247.0	Cdn 1,368.4		0.9x
Crum & Forster	1,801.1	1,218.9		1.5x
Zenith	819.4	563.6		1.5x
Brit	1,480.2	1,148.0		1.3x
OdysseyRe	2,100.2	3,964.3	(1)	0.5x
Fairfax Asia	303.1	784.1	(2)	0.4x
(1)
IFRS total equity

(2)
IFRS total equity excluding equity accounted investments in ICICI Lombard and BIC

On average we are writing at about 1.0 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have significant unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2007 onwards are shown in the table below:

	2007 – 2016
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.9	101.1%
Crum & Forster	11.8	102.3%
OdysseyRe	21.3	92.9%
Fairfax Asia	2.0	86.3%

Total	46.0	97.0%

The table, comprising a full decade with a hard and soft market and extreme catastrophe losses in 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy Barnard's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2006 onwards):

2006 – 2015 Average Annual Reserve Redundancies
Northbridge	14.1%
Crum & Forster	1.2%
OdysseyRe	12.0%
Fairfax Asia	9.9%

The table shows you how our reserves have developed for the ten accident years prior to 2016. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and the Annual Financial Supplement for the year ended December 31, 2016 available on our website www.fairfax.ca.

Our runoff operations under Nick Bentley continued to be an important contributor to the group. During the year, Nick and his team, always active in seeking runoff opportunities to add to their business, acquired four runoff books. Although runoff's 2016 was not as good as last year because of investment losses and some asbestos reserve development, cumulative pre-tax profit from runoff in the last ten years amounted to $766 million.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2007	239	8,618	(2.8)%	4.3%
2016	576	13,749	(4.2)%	1.9%
Weighted average last ten years			(1.1)%	3.1%
Fairfax weighted average financing differential last ten years: 4.2%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float has cost us nothing (in fact, it provided a 1.1% benefit per year) – significantly less than the 3.1% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
								Total Insurance and Reinsurance
Year	Northbridge	Crum & Forster	Zenith	Brit	OdysseyRe	Fairfax Asia	Other		Runoff	Total
	($ billions)
2012	2.3	2.4	1.2	–	4.9	0.5	1.0	12.2	3.6	15.9
2013	2.1	2.3	1.2	–	4.7	0.5	1.0	11.8	3.7	15.6
2014	1.9	2.6	1.2	–	4.5	0.5	0.9	11.6	3.5	15.1
2015	1.6	2.6	1.2	2.7	4.2	0.6	0.8	13.7	3.4	17.1
2016	1.7	2.7	1.2	2.8	4.0	0.6	0.9	13.8	2.9	16.7

In the past five years our float has increased by 5.0%, due to acquisitions and organic growth in net premiums written at Crum & Forster, Zenith and Fairfax Asia. The decrease in 2016 was due to foreign exchange movements and reserve releases, particularly at Northbridge and OdysseyRe.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$ 2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2016	16,673	722

At the end of 2016 we had $722 per share in float. Together with our book value of $367 per share and $142 per share in net debt, you have approximately $1,231 in investments per share working for your long term benefit – about 5.7% lower than at the end of 2015.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2016	2015
Underwriting – insurance and reinsurance
Northbridge	46.3	71.4
Crum & Forster	32.4	35.4
Zenith	164.1	134.4
Brit	29.1	45.4
OdysseyRe	235.2	336.9
Fairfax Asia	41.1	34.8
Other	27.7	46.2

Underwriting profit	575.9	704.5
Interest and dividends – insurance and reinsurance	463.3	477.0

Operating income	1,039.2	1,181.5
Runoff (excluding net gains (losses) on investments)	(149.4)	(74.1)
Non-insurance operations	133.5	127.8
Interest expense	(242.8)	(219.0)
Corporate overhead and other	(131.2)	(132.5)

Pre-tax income before net gains (losses) on investments	649.3	883.7
Net realized gains before equity hedges	563.4	1,049.7

Pre-tax income including net realized gains but before unrealized gains (losses) and equity hedges	1,212.7	1,933.4
Net change in unrealized gains (losses) before equity hedges	(574.1)	(1,810.7)
Equity hedging net gains (losses)	(1,192.9)	501.8

Pre-tax income (loss)	(554.3)	624.5
Income taxes and non-controlling interests	41.8	(56.8)

Net earnings (loss)	(512.5)	567.7

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (which shows the pre-tax income (loss) before interest of Cara (which owns St. Hubert acquired on September 2, 2016 and Original Joe's acquired on November 28, 2016), The Keg, Praktiker, Sporting Life, William Ashley, Golf Town (acquired on October 31, 2016), Pethealth, Thomas Cook India (which owns Quess and Sterling Resorts) and Fairfax India). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net gains (losses) are shown separately to help you understand the composition of our earnings. In 2016, after interest and dividend income, our insurance and reinsurance companies had operating income of $1.0 billion. Excluding unrealized gains (losses) and equity hedging, our pre-tax income was $1.2 billion. All in, after-tax loss was $513 million. (See more detail in the MD&A.)

Financial Position

	2016	2015
Holding company cash and investments (net of short sale and derivative obligations)	1,329.4	1,275.9

Borrowings – holding company	3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	435.5	468.5
Borrowings – non-insurance companies	859.6	284.0

Total debt	4,767.6	3,351.5

Net debt	3,438.2	2,075.6

Common shareholders' equity	8,484.6	8,952.5
Preferred stock	1,335.5	1,334.9
Non-controlling interests	2,000.0	1,731.5

Total equity	11,820.1	12,018.9

Net debt/total equity	29.1%	17.3%
Net debt/net total capital	22.5%	14.7%
Total debt/total capital	28.7%	21.8%
Interest coverage	n/a	3.9	x
Interest and preferred share dividend distribution coverage	n/a	2.9	x

At the end of 2016 we maintained our strong financial position, with the holding company continuing to hold cash and marketable securities of well over $1 billion, and having only limited debt maturities in the next three years. Please note that the non-insurance long term debt has not been guaranteed by Fairfax.

On March 2, 2016 we sold 1 million shares of Fairfax at Cdn$735 per share to partially fund the acquisition of Eurolife and the purchase of an additional 9% of ICICI Lombard and to maintain a very strong financial position in these uncertain times.

Our debt to equity and debt to capital ratios have gone up because of the loss in 2016, some debt issues we did to refinance near term maturities and increases in non-insurance debt. We are focused on getting these ratios down as soon as we can.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(7.3)%	0.4%	7.6%
S&P 500	14.7%	6.9%	6.7%
Taxable bonds	6.0%	9.6%	10.3%
Merrill Lynch U.S. corporate (1-10 year) bond index	3.8%	4.9%	5.1%

As the table shows, hedging our common equity exposures has been very costly for us over the last five years. Not only did the stock markets do well in the last five years but our stock selections, overall, did poorly. Not our finest hour!

Of course, our bond returns have been outstanding!

However, as we have said in the past, we protected ourselves from the many risks that we discussed in previous Annual Reports – risks that if they came to pass, would have destroyed many companies. We bought "insurance" but "insurance" was not needed as the economy muddled through with low economic growth of 1% – 2%, a possibility we recognized in our 2012 and 2013 Annual Reports. However, as we said earlier, we think the U.S. presidential election on November 8, 2016 changed the world for us. The new administration's business friendly policies, if adopted, should light up "animal spirits" in the U.S. and result in much higher economic growth than what has prevailed in the last eight years. The new policies, including a significantly lower corporate tax rate, less regulation and dramatically higher spending on infrastructure, have a high probability of being adopted because the Republicans control the White House, the Senate and the House of Representatives. So the chances of these policies being adopted are very high, but there are risks that they could be derailed. The biggest risk in our minds is U.S. protectionism that could result in worldwide retaliation leading to a collapse in world trade. A border adjustment tax or more direct tariffs on imports into the U.S. could hasten this possibility. We will wait and see, and believe there is a good chance that wiser heads will prevail.

On the other hand, slower economic growth in the last eight years in the U.S. has resulted in significant pent-up demand in many sectors of the economy. For example, U.S. residential housing starts have averaged 0.9 million annually in the last ten years, the lowest ten-year average since at least 1969. To bring this average to more normal levels requires the U.S. to build eight million more homes in the next decade. When you consider new family formations in the U.S. of 1.2 million annually and 200,000 to 300,000 homes being demolished or destroyed annually due to fires or other such events, then if the new administration makes the average American more confident in his or her prospects, you can see housing potentially becoming a very significant source of economic growth in the U.S. Comparable logic also applies to infrastructure in the U.S. (which needs much updating) and to other areas of the U.S. economy.

In our minds, if the U.S. has higher economic growth of 3% plus, the major risks that we have discussed in past Annual Reports are significantly reduced but not eliminated. Why? Because the U.S. is the largest economy in the world and is the only economy that can impact the world in any significant manner. So we will continue to watch China (we haven't changed our minds, it is a bubble waiting to burst), Europe and the potential destruction of the euro, and the huge amounts of debt in the world, but our view is that this will be a stock picker's market in which a long term value-oriented investment approach will thrive – and investing with a long term value-oriented approach is what we have done successfully for the last 31 years.

We have protected ourselves from the downside risks by the deflation swaps that we have, our very depressed holdings (like BlackBerry and Eurobank) and lots of cash (in excess of $10 billion as I write this letter to you). So unlike in past Annual Reports, I will de-emphasize discussion of the risks that we see (hasn't helped in the past!!) and focus on how we plan to take advantage of opportunities.

First, a quick update on our deflation swaps.

The table below gives you more details on our CPI-linked derivative contracts as at December 31, 2016:

Underlying CPI Index	Floor Rate(1)	Average Life	Notional Amount	Cost	Cost(2)	Market Value	Market Value(2)	Unrealized Gain (Loss)
		(in years)			(in bps)		(in bps)
United States	0.0%	5.7	46,725.0	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	43,640.4	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	4,077.6	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,322.5	20.7	62.3	0.9	2.7	(19.8)

		5.6	110,365.5	670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount

On average, our CPI-linked derivative contracts have 5.6 years to go and are in our books at only $83.4 million.

The table below shows you the average strike price of our contracts versus the index values at the end of 2016:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2016 CPI
	($ billions)
United States – 0%	46.7	231.39	241.43
United States – 0.5%	12.6	238.30	241.43
European Union	43.6	96.09	101.26
United Kingdom	4.1	243.82	267.10
France	3.3	99.27	100.66

Total	110.4

We plan to hold on to these contracts as they will protect us if the unexpected happens.

The markets are not cheap, so we have to focus always on downside protections with potential upside. Let me give you a few examples of how we have done this to date.

This year we were re-united with Joe Randell and his team at Chorus Aviation. We sold our block of shares in the company in 2013 but we stayed in touch ever since. Late in 2016 Joe approached us to back his new aircraft leasing business and we jumped at the opportunity, committing up to Cdn$200 million in a debt and warrant financing. The debt has a term of seven years, is secured with planes from Chorus and yields 6%, while the warrants are exercisable at Cdn$8.25 per share for seven years. We look forward to supporting Joe and the team at Chorus as they expand their business in the years ahead.

We had the opportunity to invest Cdn$150 million in 5% seven-year secured debentures and 6% preferred securities and seven-year warrants exercisable at Cdn$8.81 per share of Mosaic Capital, led by John Mackay, Harold Kunik and Mark Guardhouse. John and Harold founded Mosaic in 2006 based on value investing principles applied to majority investments in many excellent cash flow businesses such as Printing Unlimited, Ambassador Mechanical and Bassi Construction. The decentralized, cash flow-focused approach applied by the Mosaic team with small and medium-sized businesses fits well with the Fairfax culture. We believe that there will be many areas for collaboration and co-operation in the future.

In a similar vein, we recently announced an investment of Cdn$100 million in 5% preferred shares plus seven-year warrants, exercisable at Cdn$15.00 per share, of Altius Minerals. Brian Dalton founded Altius in 1997 at the ripe old age of 23, focusing on early stage, high potential mining projects and selling them to major mining companies in exchange for royalty interests (Altius does not take the risks of bringing the projects into production). Brian has grown the company from scratch to an asset base of close to Cdn$500 million and equity in excess of Cdn$350 million through diligent implementation of his business model. We are excited to partner with Brian and his team in building a Canadian mineral royalty powerhouse.

As we said to you earlier, we have locked in our large net capital gains since year-end 2009 in long term bonds as we have effectively reduced the duration of our remaining fixed income portfolio (including short term treasury bill instruments) to approximately one year by selling the underlying bonds outright or purchasing a "treasury lock". The use of a treasury lock means that the bonds are effectively sold, as they are immunized against rising long U.S. Treasury rates. Our approximate net gains over the period in Treasuries amounted to $1.1 billion and in both taxable and tax exempt munis amounted to $1.3 billion. If you will remember, in the midst of the great financial crisis, Brian Bradstreet purchased California taxable bonds in 2009 when the state was on the brink of being downgraded to "junk" status, and was able to acquire a very large position (in excess of $1 billion at cost) at a cash coupon annual yield in excess of 7.3%. Fast forward seven years: the net capital gain on that position is approximately $490 million, with about 45% of that realized and the balance significantly protected with a treasury lock at year-end (the balance has since been sold and the treasury lock removed). Also during the crisis, a large position in Berkshire Hathaway-insured long dated tax exempt bonds was purchased as numerous leveraged muni funds were subject to adverse margin calls in a very illiquid environment. We jumped at the opportunity when such insured bonds became available, investing approximately $3.6 billion at significant discounts to par and very attractive after-tax-equivalent yields. The net capital gain on these bonds is approximately $550 million, with 49% of that realized and the balance either pre-refunded or significantly protected with the treasury lock.

Please be very careful of the housing markets in Canada. House prices continue to move up rapidly – and I thought they were high a few years ago! The high tech area also feels like a bubble with stock prices continuing to go up significantly since I last updated a table of high tech stocks last year. As I write this letter to you, Snap went public at $17 per share but opened for trading up 40% at $24 per share, a market cap of $33 billion on sales of only $404 million and losses of $515 million. We do not understand these markets and are staying away from them. Caveat emptor!!

Our investment team has been bolstered by Lawrence Chin who joined us after spending 17 years at Cundill as a portfolio manager with excellent results and Jamie Lowry who joined us after spending 12 years at Schroders as a portfolio manager with great results. Lawrence, based in Vancouver, will, along with Chandran Ratnaswami and Yi Sang, be responsible for our Asian portfolios, and Jamie, based in London, will be responsible for our European and British portfolios, both working with our outstanding investment team of Roger Lace, Brian Bradstreet, Paul Rivett, Chandran Ratnaswami, Wade Burton, Sam Mitchell, Peter Furlan, Paul Ianni, Quinn McLean and Jeff Ware.

Miscellaneous

Our annual dividend remained the same in 2016. Since we began paying dividends in 2001, we have paid cumulative dividends per share of $93. Hope you have used them wisely!

We have an outstanding corporate culture that we have developed over the last 31 years. We call it the fair and friendly corporate culture based on following the golden rule: treating everyone as we want to be treated ourselves. This culture and our decentralized structure have attracted many excellent companies and management to our fold. And we have just begun! Having said that, we are raising our threshold for acquisitions now so as to benefit from the ones we have already made – and to buy back our stock. Our hero, Henry Singleton, whom I have mentioned before in our Annual Reports, built Teledyne by taking shares outstanding from seven million in 1960 to 88 million in 1972 and then down to 12 million in 1987 – an 87% drop in shares outstanding. Our long term focus is clear.

Recently, we created a company called Fairfax Africa which was listed on the TSX on February 17, 2017, having raised $500 million (we invested $325 million in it). The reasons behind this are similar to Fairfax India. Four years ago, Paul Rivett, Quinn McLean and I met Mike Wilkerson and Neil Holzapfel, and together we took Afgri private off of the Johannesburg exchange. Afgri has been a great investment and most importantly we were very impressed with Mike and Neil who had specialized in Africa for the past decade. With Neil and two partners permanently located in South Africa, we decided to create Fairfax Africa to take advantage of the significant opportunities there.

For the first time since we began, we updated our Guiding Principles (included as an Appendix to this Annual Report, as always) to make explicit a couple of items which were always understood and regularly mentioned – that our investing will always be conducted on a long term value-oriented philosophy, and that we recognize the importance of giving back to the communities where we operate.

As I have said before, we now have a long term track record of treating everyone we deal with fairly – be it customers, employees, shareholders, the communities where we operate, sellers of companies, or anyone else. Our reputation is now our biggest strength – and one we guard fiercely. This principle of treating people in a "fair and friendly" way is firmly embedded in our culture and backed by our Guiding Principles. I am really excited about our small holding company team that with great integrity, team spirit and no egos keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. This team is led by our President, Paul Rivett. There is no one more hard working than Paul or who represents our culture so well, and he is a delight to work with! Paul leads our efforts in all areas but particularly the non-insurance acquisitions we have made. He, of course, is backed by a fantastic team of officers whom I again want to thank on your behalf. They are David Bonham, Peter Clarke, Jean Cloutier, Vinodh Loganadhan, Brad Martin, Rick Salsberg, Ronald Schokking and John Varnell. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking the long term view. Our Presidents, officers and investment principals are ultimately the strength of our company and the reason I am so excited about our future.

This year we're looking forward to welcoming two new directors who will be valuable additions to our Board – Karen Jurjevich, the Principal of Branksome Hall in Toronto, and Lauren Templeton, the founder and President of Templeton and Phillips Capital Management in Chattanooga, Tennessee. Many thanks to our excellent directors, all of whom are dedicated to Fairfax and to providing us the benefit of their experience and wisdom.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	25%	18%	17%	13%	17%

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2016, we donated $12.6 million for a total of over $155 million since we began. Over the 26 years since we began our donations program, our annual donations have gone up approximately 75 times at a compound rate of 18% per year. Here are a few examples of our company donations that I would like to highlight.

First of all, we were privileged to donate Cdn$1 million to the Red Cross for disaster relief in Fort McMurray, which suffered the worst natural disaster in Canadian history.

Northbridge's Northbridge Cares program focuses on empowering, educating and supporting Canadian youth to achieve success. Northbridge partnered with six charitable organizations that directly benefit the communities where its customers and employees live and work, including Partners for Mental Health, United Way and Pathways to Education. Northbridge's employees are also passionate about their communities and together with Northbridge have donated over $1 million in support of its charitable partners, including almost $250,000 raised as part of the annual Give Together campaign.

Crum & Forster's giving strategy focuses on health and wellness issues. Crum supports the Morristown Medical Center and looks to make a meaningful impact on people and their lives by sponsoring an annual volunteer day where employees spend the whole day volunteering in local communities across the country where the company has offices.

Zenith writes a significant amount of its business in the California agricultural sector and gives back to that community financially and through the active participation of its employees. Zenith supported a number of causes this year with a particular emphasis on organizations that provide various educational and leadership development programs, including the California Foundation for Agriculture in the Classroom, the California Agricultural Leadership Foundation and the California Future Farmers of America Association.

Each year Brit supports ten charities chosen by its employees, which for 2016 were the Motor Neuron Disease Association, Blossom Trust, Autistica, Action Duchenne, The Disability Foundation, O2E, Horatio's Garden, Rockinghorse, Bountiful Blessings and Philabundance. Brit has also partnered with Decoda, a Canadian charity working to increase the literacy and learning skills of children in foster care; the Kibera Girls Education Fund, a Kenya-based charity working to rescue girls from the perils of sexual assault and early pregnancy; and the Creative Corrections Education Foundation, a U.S. charity helping the children of incarcerated parents through education.

OdysseyRe continues to support Little Havens Hospice in London, Institut Pasteur in Paris, AmeriCares for its global disaster relief programs and many other organizations around the world. One of the OdysseyRe Foundation's long term grants became a reality in September when the doors opened at the newly constructed state-of-the-art OdysseyRe Emergency Department within the new Stamford Hospital.

RiverStone U.S. continues to partner with City Year, which serves students who are at risk of dropping out of the local elementary schools. The City Year effort is centered around young volunteers, typically recent college graduates, who commit to live and work in Manchester, NH for a year to provide support and programs to the students.

RiverStone U.K. supports charities nominated by employees in each of its three offices, including a sanctuary for young homeless people, care for terminally ill patients and a hospice program which offers respite and palliative care to babies.

Similarly our companies in Asia, Europe and other parts of the world all support and contribute to charities in their communities, regularly at the direction of the companies' employees. In my travels to each of our companies, I am amazed by how many lives our employees have touched and the joy and satisfaction they get from helping others. As I have said, when a business does well, the shareholders, employees and communities we do business in all benefit.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on April 20, 2017 at Roy Thomson Hall. As in the past few years, we will have booths (the number grows each year) which will provide information and allow you the opportunity to interact with the Presidents and senior members of our insurance companies, such as Northbridge, Crum & Forster, Zenith, Brit, OdysseyRe, ICICI Lombard, Fairfax Asia (which now includes AMAG, our new venture in Indonesia, and Fairfirst, our insurance operation in Sri Lanka), and our partners in the Middle East, the Gulf Insurance Group, along with Colonnade which covers Central and Eastern Europe. Continuing this year, for all you pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favorite pet: Sean said that he did not have enough takers last year so would like to see more of you stop by. To give you ample time to visit all our booths, the doors will open at 8:00 a.m.

The Fairfax Leadership Workshop continues to grow and we have about 125 individuals who have attended the program. Many have moved on to senior leadership roles and some are running our companies. You will recognize them by the special pins that they wear that even I do not get. You will see them at the various insurance company booths, so stop by and speak to them. In addition, the booths will showcase some of our non-insurance company investments – William Ashley, Sporting Life, Arbor Memorial, Kitchen Stuff Plus, Quess, Golf Town, Boat Rocker Media and Blue Ant Media. Last year I highlighted our new innovation lab that we started in Waterloo, for which we created our FairVentures company. The innovation lab is up and running under the able leadership of Dave Kruis, so please visit their booth, as Dave promises to have an interactive experience for you all.

Like last year, we have Cara, The Keg and McEwan's, led by celebrity chef Mark McEwan, to help tantalize your taste buds. I reiterate we are now one of the leading restaurant companies in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space. Madhavan Menon from Thomas Cook has said that not enough shareholders have taken advantage of the discount to take your family for a trip of a lifetime to India, so he will be looking out for you this time, in case you did not avail of it last year! I may be biased but I took our Board, Presidents and officers and we had a "trip of a lifetime" in India, so take it from a satisfied customer and sign up, you won't be disappointed! Come early and visit all our booths, many showcasing for the first time, such as a number of the companies in India that we have invested in; Golf Town, where you can improve your putting on a three-hole contest, with the winner getting a prize; and Bauer, where they will auction a spot for a once-in-a-lifetime hockey experience at a Bauer event, where the successful bidder will get a "behind the scenes" peek at NHL stars in action, talk hockey while enjoying dinner with the players, and choose a personalized, autographed jersey from a participating Bauer athlete – so please bid generously as the money raised will be donated to the Crohn's and Colitis Foundation. It is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at Cara and The Keg.

Bill Gregson, David Aisenstat and Mark McEwan will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends. To avoid the lines at all the food stations, we have expanded the area so please walk around, sample the various offerings and visit all of our companies. Let the experience not end at our meeting. We also encourage you after the meeting to dine at their restaurants that are within walking distance from Roy Thomson Hall or at a location close to you. We will have booths featuring some of our major charity partners – The Hospital for Sick Children, Americares, Global Public Health and the Royal Ontario Museum – so you can see firsthand how we reinvest into the communities in which we do business. Doing good by doing well!! Hopefully in the spirit of giving, you will be inclined to make an additional contribution!

As in the past, highlighted will be two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be its sixth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it and it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding!

Also as we have done in the past, we will be giving you a book by Sir John Templeton: this year, "The Essential Worldwide Laws of Life", which has a foreword by Stephen Post, who has graciously autographed the book. As I have always said, Sir John was a mentor to me and the great admiration that I have had for him and the influence that he has had on me personally and others in our company will always resonate with us. Sanjeev Parsad will hand out the book for a donation of your choosing, and all the money collected will go to the Crohn's and Colitis Foundation in memory of my assistant Jo Ann Butler. Sanjeev has raised a little over Cdn$130,000 to date. Hats off to Sanjeev for spearheading this valiant effort.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting at 2:00 p.m. at Roy Thomson Hall. Chandran Ratnaswami, Jenn Allen, John Varnell, Harsha Raghavan and the CEOs of many of Fairfax India's investees will be on hand to answer any questions you may have. Fairfax India will also showcase the companies in its portfolio at the booths in the foyer, so stop by and visit them and hear firsthand all the wonderful things taking place in India and the vast potential that lies ahead there.

Fairfax Africa, led by Michael Wilkerson and his partner Neil Holzapfel, will also be there to discuss the potential we see in Africa.

So, as we have done for the last 31 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our dedicated directors and the fine men and women who work at and run our companies. I personally am inspired each and every time that I meet you all, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have the loyal shareholders that we have and I look forward to seeing you at our shareholders' meeting in April.

March 10, 2017

V. Prem Watsa
 Chairman and Chief Executive Officer

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